Exhibit 99.5

WIPRO LIMITED

CIN: L32102KA1945PLC020800 ; Registered Office : Wipro Limited, Doddakanneli,

Sarjapur Road, Bengaluru - 560035, India

Website: www.wipro.com ; Email id – info@wipro.com ; Tel: +91-80-2844 0011 ; Fax: +91-80-2844 0054

STATUTORILY AUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2020

UNDER IFRS (IASB)

(₹ in millions, except share and per share data, unless otherwise stated)

	Particulars	Three months ended			Six months ended		Year ended
		September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	March 31, 2020
	Income from operations
	a) Revenue	151,145	149,131	151,256	300,276	298,417	610,232
	b) Other operating income/(loss), net	(178)	97	50	(81)	749	1,144
	c) Foreign exchange gains	338	1,205	591	1,543	1,449	3,169

I	Total income from operations	151,305	150,433	151,897	301,738	300,615	614,545

	Expenses
	a) Purchase of stock-in-trade	1,666	1,766	1,357	3,432	4,340	9,360
	b) (Increase)/Decrease in inventories of finished goods and stock-in-trade	330	176	1,443	506	1,210	2,022
	c) Employee benefit expense	83,168	80,262	81,266	163,430	158,742	326,571
	d) Depreciation, amortization and impairment	6,580	6,154	4,814	12,734	9,769	20,862
	e) Sub-contracting/ technical fees	20,240	21,218	22,423	41,458	44,986	90,521
	f) Facility expenses	5,344	4,627	5,048	9,971	9,781	19,733
	g) Travel	1,264	1,290	4,549	2,554	9,182	18,169
	h) Communication	1,801	1,354	1,146	3,155	2,282	4,812
	i) Legal and professional fees	1,224	1,311	1,239	2,535	2,335	4,733
	j) Marketing and brand building	267	129	491	396	1,263	2,532
	k) Lifetime expected credit loss	256	1,589	190	1,845	721	1,043
	l) Other expenses	1,030	3,619	1,196	4,649	3,896	8,457

II	Total expenses	123,170	123,495	125,162	246,665	248,507	508,815

III	Finance expenses	1,267	1,299	2,247	2,566	3,831	7,328
IV	Finance and Other Income	5,209	5,281	6,857	10,490	13,804	24,081
V	Share of net profit/(loss) of associates accounted for using the equity method	(6)	31	(2)	25	(18)	29

VI	Profit before tax [I-II-III+IV+V]	32,071	30,951	31,343	63,022	62,063	122,512

VII	Tax expense	7,228	6,838	5,731	14,066	12,430	24,799

VIII	Profit for the period [VI-VII]	24,843	24,113	25,612	48,956	49,633	97,713

IX	Total Other comprehensive income	682	4,989	1,302	5,671	2,592	4,613

	Total comprehensive income for the period [VIII+IX]	25,525	29,102	26,914	54,627	52,225	102,326

X	Profit for the period attributable to:
	Equity holders of the Company	24,656	23,902	25,526	48,558	49,400	97,218
	Non-controlling Interest	187	211	86	398	233	495

		24,843	24,113	25,612	48,956	49,633	97,713

	Total comprehensive income for the period attributable to:
	Equity holders of the Company	25,312	28,955	26,773	54,267	51,951	101,673
	Non-controlling Interest	213	147	141	360	274	653

		25,525	29,102	26,914	54,627	52,225	102,326

XI	Paid up equity share capital (Face value ₹ 2 per share)	11,430	11,429	11,426	11,430	11,426	11,427

XII	Reserves excluding revaluation reserves and Non-controlling Interest as per balance sheet						546,031

XIII	Earnings per share (EPS)
	(Equity shares of par value of ₹ 2/- each)
	(EPS for the three and six months ended periods is not annualized)
	Basic (in ₹)	4.33	4.20	4.30	8.53	8.27	16.67
	Diluted (in ₹)	4.32	4.19	4.29	8.51	8.25	16.62

1.

The audited consolidated financial results of the Company for the three and six months ended September 30, 2020 have been approved by the Board of Directors of the Company at its meeting held on October 13, 2020. The Company confirms that its statutory auditors, Deloitte Haskins & Sells LLP have issued an audit report with unmodified opinion on the consolidated financial results.

2.

The above consolidated financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

3.	Estimation uncertainty relating to the global health pandemic on COVID-19

In assessing the recoverability of receivables including unbilled receivables, contract assets and contract costs, goodwill, intangible assets, and certain investments, the Company has considered internal and external information up to the date of approval of these consolidated financial results including credit reports and economic forecasts. The Company has performed sensitivity analysis on the assumptions used herein. Based on the current indicators of future economic conditions, the Company expects to recover the carrying amount of these assets.

The Company basis its assessment believes that the probability of the occurrence of forecasted transactions is not impacted by COVID-19. The Company has also considered the effect of changes, if any, in both counterparty credit risk and own credit risk while assessing hedge effectiveness and measuring hedge ineffectiveness and continues to believe that there is no impact on effectiveness of its hedges.

The impact of COVID-19 remains uncertain and may be different from what we have estimated as of the date of approval of these consolidated financial results and the Company will continue to closely monitor any material changes to future economic conditions.

4.	List of subsidiaries and investments accounted for using equity method as at September 30, 2020 are provided in the table below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro, LLC			USA
	Wipro Gallagher Solutions, LLC		USA
		Opus Capital Markets Consultants, LLC	USA
		Wipro Promax Analytics Solutions Americas, LLC	USA
	Wipro Insurance Solutions, LLC		USA
	Wipro IT Services, LLC		USA
		HealthPlan Services, Inc. **	USA
		Appirio, Inc. **	USA
		Designit North America, Inc. (formerly known as Cooper Software Inc.)	USA
		Infocrossing, LLC	USA
		Wipro US Foundation	USA
		International TechneGroup Incorporated **	USA
		Rational Interaction, Inc. **	USA
Wipro Overseas IT Services Pvt. Ltd			India
Wipro Japan KK			Japan
Wipro Shanghai Limited			China
Wipro Trademarks Holding Limited			India
Wipro Travel Services Limited			India
Wipro Holdings (UK) Limited			U.K.
	Designit A/S		Denmark
		Designit Denmark A/S	Denmark
		Designit Germany GmbH	Germany
		Designit Oslo A/S	Norway

		Designit Sweden AB	Sweden
		Designit T.L.V Ltd.	Israel
		Designit Tokyo Ltd.	Japan
		Designit Spain Digital, S.L. **	Spain
	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.
	Wipro Financial Services UK Limited		U.K.
	Wipro IT Services S.R.L.		Romania
	4C NV		Belgium
		4C Danmark ApS	Denmark
		4C Nederland B.V	Netherlands
		Weare4C UK Limited **	U.K.
		4C Consulting France	France
Wipro IT Services SE			U.K.
	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelosségu Társaság		Hungary
		Wipro Holdings Investment Korlátolt Felelosségu Társaság	Hungary
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Co. Limited *		Saudi Arabia
		Women’s Business Park Technologies Limited *	Saudi Arabia
	Wipro Poland SP Z.O.O		Poland
	Wipro IT Services Poland SP Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria
	Wipro IT Service Ukraine, LLC		Ukraine
	Wipro Information Technology Netherlands BV.		Netherlands
		Wipro Portugal S.A. **	Portugal
		Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C.	Peru
		Wipro do Brasil Servicos de Tecnologia S.A.	Brazil
		Wipro do Brasil Technologia Ltda **	Brazil
	Wipro Technologies SA		Argentina
	Wipro Technologies S.R.L.		Romania
	PT. WT Indonesia		Indonesia
	Wipro (Thailand) Co. Limited		Thailand
	Wipro Bahrain Limited Co. S.P.C.		Bahrain

	Wipro Gulf LLC	Sultanate of Oman
	Rainbow Software LLC	Iraq
Wipro Networks Pte Limited		Singapore
	Wipro (Dalian) Limited	China
	Wipro Technologies SDN BHD	Malaysia
Wipro Chengdu Limited		China
Wipro IT Services Bangladesh Limited		Bangladesh
Wipro HR Services India Private Limited		India

*

All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.

# 51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa and Wipro Foundation in India

**

Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda, Designit Spain Digital, S.L, HealthPlan Services, Inc, Appirio, Inc, International TechneGroup Incorporated, Rational Interaction, Inc. and Weare4C UK Limited are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies GmbH		Germany
		Cellent GmbH	Germany
		Cellent GmbH	Austria
Wipro do Brasil Technologia Ltda			Brazil
	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil
	IVIA Servicos de Informatica Ltda		Brazil
Designit Spain Digital, S.L.			Spain
	Designit Colombia S A S		Colombia
	Designit Peru SAC		Peru
HealthPlan Services, Inc.			USA
	HealthPlan Services Insurance Agency, LLC		USA
International TechneGroup Incorporated			USA
	International TechneGroup Ltd.		U.K.
	ITI Proficiency Ltd		Israel
	International TechneGroup S.R.L.		Italy
		MechWorks S.R.L.	Italy
Appirio, Inc.			USA
	Appirio, K.K		Japan
	Topcoder, LLC.		USA
	Appirio Ltd		Ireland
		Appirio Ltd (UK)	U.K.
Rational Interaction, Inc.			USA
	Rational Consulting Australia Pty Ltd		Australia
	Rational Interaction Limited		Ireland
Weare4C UK Limited			U.K.
	CloudSocius DMCC		UAE

As at September 30, 2020 the Company held 43.7% interest in Drivestream Inc, 33% interest in Denim Group Limited and 33.3% in Denim Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of the entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Foundation	India

5.	Segment Information

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (“ISRE”).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. The industry verticals are as follows: Banking, Financial Services and Insurance (“BFSI”), Health Business unit (“Health BU”), Consumer Business unit (“CBU”), Energy, Natural Resources & Utilities (“ENU”), Manufacturing (“MFG”), Technology (“TECH”) and Communications (“COMM”). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

ISRE: This segment consists of IT Services offerings to entities or departments owned or controlled by Government of India and/ or any State Governments.

The Chairman of the Company has been identified as the Chief Operating Decision Maker (“CODM”) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended September 30, 2020, June 30, 2020 and September 30, 2019, and six months ended September 30, 2020 and September 30, 2019, and year ended March 31, 2020 are as follows:

						(₹ in millions)
Particulars	Three months ended			Six months ended		Year ended
	September 30, 2020	June 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019	March 31, 2020
	Audited	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	45,995	44,828	45,760	90,823	91,155	184,457
Health BU	20,294	19,760	18,981	40,054	37,852	78,240
CBU	23,927	23,179	23,530	47,106	45,896	97,008
ENU	18,990	19,279	18,888	38,269	37,320	76,443
TECH	18,478	19,670	19,148	38,148	37,808	75,895
MFG	12,175	11,820	11,886	23,995	23,222	48,158
COMM	7,822	7,420	8,368	15,242	16,822	33,840

Total of IT Services	147,681	145,956	146,561	293,637	290,075	594,041
IT Products	1,691	2,258	3,233	3,949	5,642	11,010
ISRE	2,119	2,117	2,069	4,236	4,212	8,400
Reconciling Items	(8)	5	(16)	(3)	(63)	(50)

Total Revenue	151,483	150,336	151,847	301,819	299,866	613,401

Other operating income/(loss), net
IT Services	(178)	97	50	(81)	749	1,144

Total Other operating income/(loss), net	(178)	97	50	(81)	749	1,144

Segment Result
IT Services
BFSI	9,209	8,517	8,407	17,726	17,742	34,132
Health BU	4,005	2,728	2,863	6,733	5,792	12,027
CBU	5,507	4,419	3,952	9,926	7,458	16,729
ENU	3,329	3,569	3,084	6,898	5,280	12,176
TECH	2,632	4,167	3,624	6,799	7,150	14,312

MFG	2,379	2,228	2,439	4,607	4,531	9,252
COMM	1,320	891	1,044	2,211	2,562	5,336
Unallocated	148	1,206	1,044	1,354	1,764	2,577
Other operating income/(loss), net	(178)	97	50	(81)	749	1,144

Total of IT Services	28,351	27,822	26,507	56,173	53,028	107,685

IT Products	(300)	124	149	(176)	(258)	(282)
ISRE	114	(100)	(177)	14	(813)	(1,822)
Reconciling Items	(30)	(908)	256	(938)	151	149

Total	28,135	26,938	26,735	55,073	52,108	105,730
Finance Expense	(1,267)	(1,299)	(2,247)	(2,566)	(3,831)	(7,328)
Finance and Other Income	5,209	5,281	6,857	10,490	13,804	24,081
Share of net profit/ (loss) of associates accounted for using the equity method	(6)	31	(2)	25	(18)	29

Profit before tax	32,071	30,951	31,343	63,022	62,063	122,512

Notes (₹ in millions)

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.

b)	During the three and six months ended September 30, 2020, the Company has contributed ₹ Nil, and ₹ 991, respectively towards COVID-19 and is reported in Reconciling items.

c)	Revenue from sale of traded cloud-based licenses is reported as part of IT Services revenues.

d)	Revenue from sale of company owned intellectual properties is reported as part of IT Services revenues

e)

For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues amounting to ₹ 338, ₹ 1,205 and ₹ 591 for the three months ended September 30, 2020, June 30, 2020 and September 30, 2019 respectively, and ₹ 1,543 and ₹ 1,449 for the six months ended September 30, 2020 and September 30, 2019 respectively, and ₹ 3,169 for the year ended March 31, 2020, which is reported as a part of operating profit in the interim condensed consolidated statement of income.

f)

For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight-line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in Reconciling items.

g)

The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under Reconciling items.

h)

Other operating income/(loss), net of ₹ (178), ₹ 97 and ₹ 50 is included as a part of IT Services segment results for the three months ended September 30, 2020, June 30, 2020 and September 30, 2019 respectively, and ₹ (81) and ₹ 749 for the six months ended September 30, 2020 and September 30, 2019 respectively, and ₹ 1,144 for the year ended March 31, 2020. Refer to Note 6

i)

Segment results for the three and six months ended September 30, 2020 are after considering the impact of impairment charge of ₹ 263 and ₹ 192 in TECH and BFSI industry vertical respectively. The remaining impairment charge of ₹ 106 and ₹ 299 for the three and six months ended September 30, 2020, respectively is included under unallocated.

j)

Segment results of IT Services segment are after recognition of share-based compensation expense of ₹ 836, ₹ 401 and ₹ 403, for the three months ended September 30, 2020, June 30, 2020 and September 30, 2019, respectively, and ₹ 1,237 and ₹ 830 for the six months ended September 30, 2020 and September 30, 2019 respectively, and ₹ 1,229 for the year ended March 31, 2020. The share-based compensation expense pertaining to other segments is not material.

6.	Other operating income/(loss), net (₹ in millions)

The Company has partially met the first and second-year business targets pertaining to sale of hosted data center business concluded during the year ended March 31, 2019. Change in fair value of the callable units pertaining to achievement of the business targets amounting to ₹ (178), ₹ 97 and ₹ Nil for the three months ended September 30, 2020, June 30, 2020 and September 30, 2019 respectively, and ₹ (81) and ₹ 597 for the six months ended September 30, 2020, and September 30, 2019 respectively, and ₹ 992 for the year ended March 31, 2020 has been recognized under other operating income/(loss), net.

The Company concluded the sale of assets pertaining to Workday business and Cornerstone OnDemand business in Portugal, France and Sweden during the year ended March 31, 2020. Gain arising from such transaction of ₹ 50 for the three months ended September 30, 2019, ₹ 152 for the six months ended September 30, 2019 and ₹ 152 for the year ended March 31,2020, has been recognized under other operating income/(loss), net.

7.

The Indian Parliament has approved the Code on Social Security, 2020 which would impact the contributions by the company towards Provident Fund and Gratuity. The effective date from which the changes are applicable is yet to be notified and the rules for quantifying the financial impact are yet to be framed. In view of this, impact if any, of the change will be assessed and accounted in period of notification of the relevant provisions.

8.	Business combination:

During the six months ended September 30, 2020, the Company has completed two business combinations (which individually are not material) for a total consideration of ₹ 7,011 million. These include (a) acquisition of IVIA Serviços de Informática Ltda. (“IVIA”), a specialized IT services provider to financial services, retail and manufacturing sectors in Brazil, and (b) acquisition of 4C NV and its subsidiaries (“4C”), a Salesforce multi-cloud partner in Europe, U.K. and the Middle East. The following table presents the provisional purchase price allocation:

	(₹ in millions)
Description	Purchase price allocated
Net assets	₹	495
Customer related intangibles		871
Marketing related intangibles		511
Deferred tax liabilities on intangible assets		(388)

Total	₹	1,489
Goodwill		5,522

Total purchase price	₹	7,011

The total consideration for IVIA includes a deferred earn-out component of ₹ 497 million, which is linked to achievement of revenues and earnings over a period of 3 years ending September 30, 2023. The fair value of the earn-out liability was estimated by applying the discounted cash-flow approach considering discount rate of 5.7% and probability adjusted revenue and earnings estimates. This earn-out liability was fair valued at ₹ 460 million and recorded as part of provisional purchase price allocation.

Net assets acquired include ₹ 823 million of cash and cash equivalents. The goodwill of ₹ 5,522 million comprises value of acquired workforce and expected synergies arising from the business combinations. Goodwill was allocated to IT Services segment and is not deductible for income tax purposes. The pro-forma effects of these business combinations on the Company’s results were not material.

9.	Consolidated Balance Sheet:

		(₹ in millions)
	As at March 31, 2020	As at September 30, 2020
ASSETS
Goodwill	131,012	135,137
Intangible assets	16,362	15,347
Property, plant and equipment	81,120	81,984
Right-of-use assets	16,748	14,943
Financial assets
Derivative assets	—	14
Investments	9,302	8,363
Trade receivables	6,049	6,011
Other financial assets	5,881	6,720
Investments accounted for using the equity method	1,383	1,374
Deferred tax assets	6,005	1,437
Non-current tax assets	11,414	13,446
Other non-current assets	11,935	11,192

Total non-current assets	297,211	295,968

Inventories	1,865	1,311
Financial assets
Derivative assets	3,025	3,200
Investments	189,635	258,129
Cash and cash equivalents	144,499	152,423
Trade receivables	104,474	89,541
Unbilled receivables	25,209	23,884
Other financial assets	8,614	10,893
Contract assets	17,143	15,492
Current tax assets	2,882	2,294
Other current assets	22,505	22,080

Total current assets	519,851	579,247

TOTAL ASSETS	817,062	875,215

EQUITY
Share capital	11,427	11,430
Share premium	1,275	1,711
Retained earnings	476,103	517,217
Share-based payment reserve	1,550	1,747
SEZ Re-investment reserve	43,804	51,437
Other components of equity	23,299	29,008

Equity attributable to the equity holders of the Company	557,458	612,550
Non-controlling interest	1,875	1,201

TOTAL EQUITY	559,333	613,751

LIABILITIES
Financial liabilities
Loans and borrowings	4,840	225
Derivative liabilities	138	13
Lease liabilities	12,638	12,320
Other financial liabilities	151	657
Deferred tax liabilities	2,825	3,067
Non-current tax liabilities	13,205	12,186
Other non-current liabilities	7,537	7,320
Provisions	2	1

Total non-current liabilities	41,336	35,789

Financial liabilities
Loans, borrowings and bank overdrafts	73,202	74,293
Derivative liabilities	7,231	1,732
Trade payables and accrued expenses	78,129	82,023
Lease liabilities	6,560	7,286
Other financial liabilities	899	1,151
Contract liabilities	18,775	19,427
Current tax liabilities	11,731	14,531
Other current liabilities	19,254	24,445
Provisions	612	787

Total current liabilities	216,393	225,675

TOTAL LIABILITIES	257,729	261,464

TOTAL EQUITY AND LIABILITIES	817,062	875,215

10.	Consolidated statement of cash flows:

		(₹ in millions)
	Six months ended September 30,
	2019	2020
Cash flows from operating activities:
Profit for the period	49,633	48,956
Adjustments to reconcile profit for the period to net cash generated from operating activities:
(Gain)/ loss on sale of property, plant and equipment and intangible assets, net	70	(309)
Depreciation, amortization and impairment expense	9,769	12,734
Unrealized exchange (gain)/ loss, net and exchange (gain)/ loss on borrowings	3,150	(3,015)
Share-based compensation expense	899	1,229
Share of net (profit)/ loss of associates accounted for using equity method	18	(25)
Income tax expense	12,430	14,066
Finance and other income, net of finance expenses	(11,103)	(8,395)
(Gain)/loss from sale of business	(749)	81
Changes in operating assets and liabilities, net of effects from acquisitions
Trade receivables	4,128	15,376
Unbilled receivables and contract assets	(4,126)	2,910
Inventories	1,279	554
Other assets	(2,455)	4,061
Trade payables, accrued expenses, other liabilities and provisions	(3,897)	7,774
Contract liabilities	(6,403)	611

Cash generated from operating activities before taxes	52,643	96,608
Income taxes (paid)/refund , net	3,365	(10,664)

Net cash generated from operating activities	56,008	85,944

Cash flows from investing activities:
Purchase of property, plant and equipment	(11,288)	(8,353)
Proceeds from sale of property, plant and equipment	325	464
Purchase of investments	(602,255)	(584,747)
Proceeds from sale of investments	678,519	520,360
Payment for business acquisitions including deposits and escrow, net of cash acquired	(3,230)	(5,621)
Proceeds from sale of business	7,459	—
Interest received	14,319	9,086
Dividend received	189	1

Net cash generated from/ (used in) investing activities	84,038	(68,810)

Cash flows from financing activities:
Proceeds from issuance of equity shares and shares pending allotment	9	3
Repayment of loans and borrowings	(51,047)	(44,980)
Proceeds from loans and borrowings	44,572	43,412
Repayment of lease liabilities	(3,193)	(4,503)
Payment for buy back of shares, including transaction cost	(105,298)	—
Interest paid	(2,473)	(1,739)
Payment of cash dividend to Non-controlling interest holders	(1,415)	(960)

Net cash used in financing activities	(118,845)	(8,767)

Net increase in cash and cash equivalents during the period	21,201	8,367
Effect of exchange rate changes on cash and cash equivalents	621	(49)
Cash and cash equivalents at the beginning of the period	158,525	144,104

Cash and cash equivalents at the end of the period	180,347	152,422

11.	Events after the reporting period

a)

On October 13, 2020, the Board of Directors approved a buyback proposal, subject to the approval of shareholders through postal ballot, for purchase by the Company of up to 237,500,000 equity shares of ₹ 2 each (being 4.16% of total paid-up equity share capital as at September 30, 2020) from the shareholders of the Company on a proportionate basis by way of a tender offer at a price of ₹ 400 per equity share for an aggregate amount not exceeding ₹ 95,000 million, in accordance with the provisions contained in the Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018 and the Companies Act, 2013 and rules made thereunder.

b)

On October 13, 2020, the Company entered into a definitive agreement to acquire Eximius Design, LLC and Eximius Design India Private Limited, a leading engineering services company with expertise in semiconductor, software and systems design for a total consideration of USD 80 million. The acquisition is subject to customary closing conditions and regulatory approvals and is expected to be concluded in the quarter ending December 31, 2020.

By order of the Board,	For, Wipro Limited

Place: Bengaluru Date: October 13, 2020	Rishad A. Premji Chairman